Exhibit 21.1

Subsidiaries of MGM Growth Properties Operating Partnership LP

Listed below are the majority-owned subsidiaries of MGM Growth Properties Operating Partnership LP as of December 31, 2016.

Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
MGP Lessor Holdings, LLC	Delaware	100%
MGP Lessor, LLC	Delaware	100%
MGP Finance Co-Issuer, Inc.	Delaware	100%